EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, March 02, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) (“Brookfield”) today announced that it has determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2021 to June 30, 2021 dividend period will be 0.59162% (2.373% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1479050 per share, payable on June 30, 2021.

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com